Investor Presentation November 2021 Exhibit 99.1

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our most recent form F-1 and 424(b) prospectus and form 20-F. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

Business Overview

We are a leading, full-service alternative asset manager in Brazil

Vinci Partners has a proven fundraising track record with a broad fund base

R$58bn AUM[1]

8 Business Strategies

33% CAGR 2009 – September'21[2]

We have gained significant market share over the years operating in a highly attractive growth market



AUM DC[1] (R$ bn)
CAGR +35%
vs. +21% CAGR Alt. Brazilian industry[3]
25
37
50
58
2018
2019
2020
3Q'21

Vinci Partners has **~243 full time employees** in **4 offices** and a **global LP footprint**



New York
Recife
Rio de Janeiro
São Paulo

Our business is **profitable and growing**, with **strong operating leverage**

After-tax DE CAGR **104%** 2018-2020

FRE Margin **53.5%** 3Q'21 +310 bps YoY

We have a **high visibility** and **integrated recurring revenues** business model

77% Of you net revenues come from mgmt. Fees[4]

~50% Capital committed for 5+ years

Vinci Partners is a PRI signatory since 2012

PRI Principles for Responsible Investment

See notes and definitions at end of document

4

VINCI partners

2 6 11 15 17 18 20 19 21 24 35 48 54 50 58 39 61 76 88 76 95 142 121 145 137 196 221 224 - 50 100 150 200 250 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 3Q'21 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates AUM/FTE Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market We have scaled our platform significantly since our inception in 2009… 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 Launch of Vinci Logística & Vinci Energia Sustentável Real Estate : IPO VILG Public Equities : Acquisition of Mosaico Capital Credit : FIDC Energia Sustentavel funded by BNDES 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities : Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2019 INFRA: IPO VIGT Real Estate: IPO of VINO Follow Ons realized for VILG, VISC Credit: Fundraising of VCI II 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG, VIGT and VISC IPO of VIUR IP&S: First Closing of VSP 6.25% See notes and definitions at end of document 5

Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Investor Relations, Support, Operations, and ESG Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments 6

Our platform is built on four key pillars: people, diversification, performance and distribution Strong “Partnership Culture” reinforcing our mission, vision, and values with partners having worked together for over 20 years People Well - established robust “One - stop Shop” AAM platform diversified across products and services puts us in a privileged position to capture expected transformational savings migration in Brazil Diversification Outsized Leading Performance across asset classes consistently outperforming benchmarks Performance Robust multi - channel distribution capacity at scale across investor classes proprietarily developed since our foundation Distribution 7

Our long-standing partnership model drives our success

First-class management team with proven execution capabilities and long-term alignment of interests



Gilberto Sayão
Chairman
28 years experience
28 at Vinci and predecessors



Alessandro Horta
CEO
28 years experience
20 at Vinci and predecessors



Sergio Passos
COO/CFO
27 years experience
23 at Vinci and predecessors



Michel Cukierman
CRO
28 years experience
28 at Vinci and predecessors



Julya Wellisch
CLO
19 years experience
4 at Vinci and predecessors



Roberto Leuzinger
CHRO
27 years experience
12 at Vinci and predecessors



Patricia Amorim
Human Resources
21 years experience
9 at Vinci and predecessors



Fernando Lovisotto
CIO, Head of Liquid Strat.
24 years experience
11 at Vinci and predecessors



Bruno Zaremba
Head of PE & IR
25 years experience
25 at Vinci and predecessors



Leandro Bousquet
Head of Real Estate
27 years experience
11 at Vinci and predecessors



Jose Guilherme Souza
Head of Infrastructure
27 years experience
16 at Vinci and predecessors



Marcello Almeida
Head of Credit
27 years experience
26 at Vinci and predecessors



Felipe Bittencourt
Financial Advisory Head
22 years experience
13 at Vinci and predecessors



Olavo Tortelli
Head of Equities
30 years experience
19 at Vinci and predecessors



Andre Simões
Investment Products And Solutions
18 years experience
9 at Vinci and predecessors



Marcelo Rabbat
Head of Institutional Distribution
32 years experience
11 at Vinci and predecessors



Ronaldo Boruchovitch
Head of Allocation and Distribution
32 years experience
24 at Vinci and predecessors



Pedro Quintella
Head of International Distribution
22 years experience
13 at Vinci and predecessors



Luiz Otavio Laydner
Head of Research
28 years experience
21 at Vinci and predecessors



José Carlos Carvalho
Economic Department
33 years experience
4 at Vinci and predecessors



Gabriel Felzenszwalb
Private Equity
20 years experience
14 at Vinci and predecessors



Carlos Eduardo Martins
Private Equity
17 years experience
13 at Vinci and predecessors



José Luis Pano
Impact Investing
35 years experience
18 at Vinci and predecessors

Strong Fundraising Capabilities + **Unique Expertise in Capital Allocation** + **Solid Execution Translating into Returns**

8

VINCI partners

24% 10% 4% 6% 23% 16% 6% 12% Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory 19% 9% 5% 4% 41% 17% 5% AUM 3Q ' 21 Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric … and is highly diversified across different strategies and clients 43 % of net revenues come from private market strategies ² 46 % of AUM is in long term products ¹ AUM diversified across five different distribution channels 36% 23% 22% 10% 9% Local Institutional HNWI Institutional Offshore Allocators & Distributors Public market vehicles AUM 3Q ' 21 Net Revenues 3Q'21 YTD See notes and definitions at end of document 9

Allocators & Distributors 36% 25% 21% 14% 4% HNWI Institutional Offshore 45% 39% 16% Our AUM funding base is mostly built upon our proprietary distribution channels Private Markets 3Q'21 AUM Liquid Strategies 3Q'21 AUM IP&S 3Q'21 AUM Private Markets’ AUM base favors long - term to perpetual capital commitments 90% of Liquid Strategies’ AUM is distributed across proprietary relationships with institutional and HNWI clients 45% of IP&S’ AUM comes from local institutional investors 10 44% 39% 10% 7% Local Institutional Public Market Vehicles

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I US$60B million of invested capital by Vinci's team (at Banco Pactual)

2009
Vinci foundation: We believe in **ethics as the best value in a relationship**

2011
VCP II
US$1.4 billion fund closed

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2017
Vinci assumes NE II and NE III[1] management
NE II 4 investments valued at zero
NE III R$240mm Dry Powder

2018
NE III (GIIN metrics)
VES
Win public auction from BNDES

2019
Vinci PE granted PRI A Score
ESG Policy for Public Equity and Credit
Development of the Impact Framework (VIR IV)

2019
VCP III
US$1.0bn fund closed[2]
VIR IV BNDES approved anchor commitment

2020
Vinci engaged with the IDB to apply the WEPs tool
First ESG Annual Report for VCP III

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV (largest impact fund in Brazil) final closing of R$ 1 billion
VES was the first Brazilian fund to receive the "European Standard" label

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance
Vinci received the WOB – Women on Board seal

See notes and definitions at end of document

11
VINCI partners

Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital ▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices See notes and definitions at end of document 12

We are a leader in Brazilian alternative asset management with strong competitive advantages

Vinci Partners differentiators

VINCI partners

- ~50% of AUM committed for over 5 years
- Partnership model: 34 partners
- Diversified business model 8 business units
- AUM CAGR 2018 – September '21 ~35%
- 43% of Net Revenues come from Private Market Strategies

Vinci Partners Competitive Advantage

Legend: Well developed · Developed · In development

Independent asset manager[1]	Product offering						Capabilities	
	Private markets							
Company	PE	RE	Infra	Credit	Liquid Strategies	Investment Products & Solutions	Distribution	Platform Integration
VINCI partners	Well developed	Well developed	Developed	Developed	Well developed	Well developed	Well developed	Well developed
Other Alternative Local Asset Managers[2]	Well developed	Developed	Developed	Well developed	Developed		Developed	In development
Other Independent Asset Managers[3]	Developed				Well developed		Developed	In development
Hedge funds[4]					Well developed		Developed	
Incumbent banks[5]				Well developed	Developed	Developed	Well developed	Well developed

See notes and definitions at end of document

13 VINCI partners

Financial Highlights

Third Quarter and Year - to - Date 2021 Highlights R$58bn AUM 3Q'21 +19% YoY R$2.9bn Private Markets Fundraising YTD 2021 R$6.2bn IP&S Net inflows YTD 2021 R$63.1mm FRE 3Q ' 21 +74% YoY 53.5% FRE Margin 3Q ' 21 +310 bps YoY R$61.7mm DE 3Q ' 21 +137% YoY 46.6% DE Margin 3Q ' 21 +1,200 bps YoY US$0.46 dividend per share YTD 2021 4.9% annualized dividend yield¹ 83% FRE as % DE YTD 2021 In the year - to - date of 2021 we grew AUM by R$8 billion, driven primarily by strong fundraising in our Private Market and IP&S segments Distributable Earnings continues to grow as the business scales We continue to deliver strong results across the board backed by management fees Which translates into substantial amounts of free cash flow See notes and definitions at end of document 15

Resilient AUM growth in the quarter

Strong fundraising of R$2.6 billion outweighed AUM depreciation derived from volatile markets in the quarter

AUM Rollforward – Quarter-to-date (R$bn)



56.9
0.6
2.0
(1.6)
58.0
2Q'21
Net Capital Subscriptions
Net Inflows
Appreciation/ Depreciation
3Q'21

AUM Rollforward – Year-to-date (R$bn)



49.8
2.6
5.7
(0.1)
58.0
4Q'20
Net Capital Subscriptions
Net Inflows
Appreciation/ Depreciation
3Q'21

Net Capital Subscriptions

- During the 3Q'21 **we raised R$638 million in net capital subscriptions within Private Markets and a new strategy within IP&S.**
  - VISC11, our listed shopping mall REIT, raised R$364 million through a pay in kind stock transaction.
  - VIAS, our Infrastructure fund for Water and Sewage, raised R$128 million in its second closing.
  - VSP, or Vinci Strategic Partners, IP&S' new fund of funds focused on private markets allocation, raised R$61 million in its first closing.
- **Private Markets strategies raised R$2.6 billion in additional long-term capital for the platform in the year-to-date.**

Net Inflows

- **Net Inflows of R$2.0 billion in the quarter,** with highlights to our IP&S and Credit strategies.
  - R$1.9 billion raised in IP&S, coming primarily from new exclusive mandates.
  - R$223 million raised in Private Credit funds.
- **Net Inflows accounted for R$5.7 billion in the year-to-date,** with highlights to IP&S and Hedge Funds strategies.

AUM Appreciation/ Depreciation

- AUM was impacted by negative R$1.6 billion from funds' depreciation, coming mostly from Public Equities, due to a 12% decline in the Brazilian stock market index (Ibovespa) during the quarter.

16
VINCI partners

We have a resilient business model with high management fee centricity and embedded operating leverage…

- Revenues are expanding alongside AUM growth, with total net revenues in the 3Q'21 representing a 68% increase year-over-year.
- Management fees continue to be the main contributors to net revenues, accounting for 77% of total revenues over the 3Q'21 YTD.
- Total operating expenses were R$56.7 million in the 3Q'21, up 57% year-over-year. This increase was in part driven by new recurring costs related to becoming a public company[1] in January 2021, which accounted for R$2.9 million of expenses in the quarter. On a comparable basis, excluding costs related to being a public company, expenses were up 49% year-over-year.
- Revenues are growing at a faster pace than our operating expenses, showcasing our platform operating leverage.

Vinci's revenue is primarily derived from management fees (R$ mm)



% Mgmt. fees
Management
Performance
Advisory
85%
75%
80%
CAGR 40%
173
20
6
147
297
11
62
224
340
29
40
271
2018
2019
2020
97%
75%
+68%
74
2
72
124
25
6
93
3Q'20
3Q'21
83%
77%
+49%
235
17
23
195
350
47
34
269
3Q'20 YTD
3Q'21 YTD

Total Expenses 3Q'21 vs. 3Q'20 (R$mm)



+57% YoY
+49% ex-Public company costs
36
2
3
14
16
57
3
5
5
17
28
3Q'20
3Q'21
Bonus compensation
Corporate center
Segment Personnel expenses
Other G&A
Public company new recurring costs

See notes and definitions at end of document

17

VINCI partners

With significant exposure to performance fee-eligible AUM...

Vinci holds a strong position for future realization of performance fees with over R$7 billion in PEAUM coming from preferred return funds with carried interest

- Total Performance fee eligible AUM (PEAUM) of R$35.5 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$7 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



PEAUM
R$36 bn
25%
24%
21%
9%
8%
8%
5%
Private Equity
IP&S
Public Equities
Real Estate
Hedge Funds
Credit
Infrastructure

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	AUM R$mm	Index type	Index Rate	Status
Offshore Vehicles	3,012	Preferred Return w/ Catch- Up[2]	USD + 8%	Within investment period
Onshore Vehicles	1,844	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	224	Preferred Return w/ Catch- Up[2]	IPCA[5] + 8.5%	Currently generating performance
Others	3,915			Not expected to pay performance
Total Private Equity	**8,995**			
Vinci Valorem	3,062	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,209	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,413			Currently generating performance
Commingled Funds	776	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
Others	1,158			Currently generating performance
Total IP&S	**8,618**			
SWF	4,917	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,628	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	619	Hurdle[3]	IBOV[7]	Currently generating performance
Others	424			Currently generating performance
Total Public Equities	**7,588**			
Listed REITs	2,580	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
Listed REITs	212	Hurdle[3]	IFIX[9]	Currently generating performance
VFDL	379	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Others	10	Hurdle[3]	IFIX[9]	Currently generating performance
Total Real Estate	**3,181**			
Vinci Multiestratégia	929	Hurdle[3]	CDI[10]	Currently generating performance
Atlas Strategy	636	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	224	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	921			Currently generating performance
Total Hedge Funds	**2,709**			
VCI II	690	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	591	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	291	Preferred Return[4]	IPCA[5] + 5%	Within investment period
VCS	52	Hurdle[3]	IPCA[5] + 5%	Within investment period
Energia FIM	251	Hurdle[3]	CDI[10]	Currently generating performance
VCI I	304			Not expected to pay performance
Others	588			Currently generating performance
Total Credit	**2,767**			
VIAS	379	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	125	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	1,186			Not expected to pay performance
Total Infrastructure	**1,690**			
PEAUM TOTAL	**35,548**			

See notes and definitions at end of document

18

…and additional gains from our GP Investments and financial income

- Realized GP Investment[1] and Financial income[2] of R$1.7 million in the 3Q'21, up 3,443% year-over-year, driven by realized gains from our liquid funds' portfolio.
- Our liquid funds' portfolio underperformed the CDI quarterly return by 1.1 percentage point, due to the significant market volatility in the quarter.
- In addition, the portfolio's exposure to fixed rate bonds (35% of all cash allocations as of quarter end) suffered negative MTM as interest rates begin their rising cycle in Brazil. Even with this impact, our liquid funds' portfolio outperformed the IMA-B[3] index by 1.7 percentage point in the third quarter.
- We expect financial income to benefit from the recent increase in interest rates in the medium and long-term, as over 85% of our cash allocations are directed towards fixed income products. Proceeds from the IPO will continue to be gradually shifted from cash allocation into Private Market funds' GP commitments.

Realized GP Investment[1] and Financial income[2] 3Q'21 vs 3Q'20 (R$mm)


1.7
0.3
1.4
0.0
3Q'20
3Q'21
Realized GP Investment Income
Realized Financial Income

Liquid funds allocation track record[4]

Quarter	Return	(+/-) CDI
1Q19	2.2%	0.7%
2Q19	3.3%	1.7%
3Q19	2.1%	0.6%
4Q19	3.3%	2.0%
1Q20	0.2%	-0.8%
2Q20	3.9%	3.1%
3Q20	0.4%	-0.1%
4Q20	1.9%	1.5%
1Q21	1.0%	0.5%
2Q21	1.2%	0.4%
3Q21	0.1%	-1.1%

See notes and definitions at end of document

19

114 169 3Q'20 YTD 3Q'21 YTD 87 164 3Q'20 YTD 3Q'21 YTD 26 62 3Q'20 3Q'21 36 63 3Q'20 3Q'21 Which translates to a highly visible growth and profitability profile 54 98 151 2018 2019 2020 Fee - Related Earnings (FRE) – R$mm After - tax Distributable Earnings (DE) – R$mm 42% FRE Margin 50% 34% 38% DE Margin 33% 18% ▪ Fee - Related Earnings (FRE) has been growing at a 67% CAGR in the past two years, and we expect to continue going forward as we e xpand AUM with new product launches in our private market strategies and inflows into our IP&S segment. ▪ Distributable Earnings (DE) has been growing at a 104% CAGR in the past two years as the business benefits from the platform’ s g rowth and profitability profile. 31 98 127 2018 2019 2020 +74% 50% 53% + 48% 52% 53% +137% 35% 47% +89% 37% 44% 20

Valuation Framework – SOTP (Sum - of - the - parts) Vinci brand recognition The standard valuation framework for asset management firms is SOTP Fee - Related Earnings (“FRE”) Cash and Net Investments Performance - Related Earnings (“PRE”) Apply a Target Multiple to Earnings on FRE that represents the business growth profile Value performance fee earnings and future upside through a discounted cash flow model Value cash and net investments at a target to cash multiple SOTP 21

VINP Sum - of - the - Parts Valuation Market data as of November 17, 2021. See notes and definitions at end of document Current Valuation 3Q’21 @ November 17, 2021 Cash and Net Investments (R$ mm) 1,467.2 Cash and Net Investments/share (US$) 4.69 Consensus NPV Performance fees¹ (R$ mm) 359.4 Performance fees/share (US$) 1.15 VINP Stock Price (US$) 12.40 Implied FRE/share @ Current Price (US$) 6.56 Implied Multiple on FRE'21 13x Implied Multiple on FRE'22 9x Consensus (Post - tax)² Fee Related Earnings FRE’21 FRE’22 R$ millions 163.7 216.6 Sharecount (mm) 56.6 USD to BRL @ November 17, 2021 5.5 Implied Price - to - FRE at Current Stock Price 22

VINP 10x 20x 30x 40x 20% 50% 80% P/DE¹ (2022E) DE CAGR (20 - 22E) VINP 0x 15x 30x 45x 10% 20% 30% 40% Implied P/FRE³ 22E FRE CAGR (20 - 22E) VINP vs. Peer alternative asset managers Market data as of November 17, 2021. Source: Goldman Sachs Research See notes and definitions at end of document Higher P/DE Multiple Higher DE Growth Lower P/DE Multiple Higher DE Growth Lower P/DE Multiple Lower DE Growth Higher P/DE Multiple Lower DE Growth Higher P/FRE Multiple Higher FRE Growth Lower P/FRE Multiple Higher FRE Growth Lower P/FRE Multiple Lower FRE Growth Higher P/FRE Multiple Lower FRE Growth VINP 10x 20x 30x 40x 40% 50% 60% 70% 80% 90% P/DE¹ (2022E) FRE % DE (20 - 22E Avg.)² VINP 0x 20x 40x 60x 5% 15% 25% 35% 45% Implied P/FRE³ 22E AUM CAGR (20 - 22E) 23

Key Takeaways 83% FRE as % DE 3 Q ' 21 YTD We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$7 billion in PEAUM from Private Market funds still in investment period 2 We believe the current stock valuation presents an attractive opportunity for investors VINP is trading at ~ 9x FRE ’22 a substantial discount to peer group’s average P/FRE² 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 8 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 4.9% Annualized dividend yield¹ ~50% AUM +5 years lockup See notes and definitions at end of document 24

Appendix – I Segment summaries

▪ Fee Related Earnings (FRE) were R$168.5 million in the 3Q'21 YTD, with 47% of FRE coming from Private Markets, followed by Li qui d Strategies accounting for 21%, IP&S for 17% and Financial Advisory for 15%. ▪ Segment Distributable Earnings were R$190.1 million in the 3Q'21 YTD, with 43% coming from Private Markets’ strategies, follo wed by IP&S accounting for 23%, Liquid Strategies for 21% and Financial Advisory for 13%. 43% 21% 23% 13% Private Markets Liquid Strategies IP&S Financial Advisory 47% 21% 17% 15% Segment Distributable Earnings 3Q ' 21 YTD by Segment Fee Related Earnings (FRE) 3Q ' 21 YTD by Segment R$168.5 mm R$190.1 mm Financials by segment 26

We offer a complete and diversified platform for alternative investments The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The VCP strategy is currently within investment period for its third vintage, Vinci Capital Partners III . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America . Private Equity – R$11.0bn AUM (51%) Real Estate – R$5.4bn AUM (25%) PRIVATE MARKETS R$22 BILLION AUM The real estate strategy invests through two subs - strategies : Public listed REITs : The real estate strategy currently manages five public REITs, listed on the Brazilian stock exchange, with more than 350 , 000 retail investors . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through five sub - strategies : shopping malls, industrial assets, offices, financial instruments and urban commercial properties . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds: The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets. The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets. Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$2.5bn AUM (11%) Credit – R$2.8bn AUM (13%) The credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável, or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables . 27

Private Markets

- Fee related earnings (FRE) of R$26.0 million in the quarter, up 7% year-over-year, driven by the growth in fee-earning AUM. FRE was R$79.0 million in the 3Q'21 YTD, an increase of 25% when compared to the 3Q'20 YTD.
- Segment Distributable Earnings of R$27.4 million, up 13% year-over-year. Segment DE was R$81.5 million in the 3Q'21 YTD, an increase of 26% when compared to the 3Q'20 YTD.
- Total AUM of R$21.7 billion at the end of the quarter, an increase of 16% year-over-year, with R$3.4 billion in new capital commitments raised across all the strategies over the last twelve months.
- Net capital subscriptions of R$577 million in the quarter, with highlights for the second closing of VIAS in Infrastructure and the follow-on offering for VISC, in Real Estate.

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	43,339	49,057	13%	117,552	145,045	23%
Net revenue from advisory fees	92	823	798%	909	3,969	337%
Total Fee Related Revenues	**43,431**	**49,880**	**15%**	**118,460**	**149,014**	**26%**
Segment personnel expenses	(1,768)	(2,739)	55%	(5,404)	(7,899)	46%
Other G&A expenses	(540)	(3,671)	580%	(4,823)	(8,903)	85%
Corporate center expenses	(8,242)	(7,441)	-10%	(23,499)	(27,817)	18%
Bonus compensation related to management and advisory	(8,582)	(10,053)	17%	(21,477)	(25,351)	18%
Total Fee Related Expenses	**(19,132)**	**(23,904)**	**25%**	**(55,202)**	**(69,971)**	**27%**
FEE RELATED EARNINGS (FRE)	**24,299**	**25,976**	**7%**	**63,258**	**79,043**	**25%**
FRE Margin (%)	*55.9%*	*52.1%*		*53.4%*	*53.0%*	
Net revenue from performance fees	(1,677)	962	N/A	9,107	3,216	-65%
Realized performance fees	1	10	1,054%	2,107	765	-64%
Unrealized performance fees	(1,678)	952	N/A	6,999	2,451	-65%
Performance based compensation	609	(340)	N/A	(3,175)	(1,071)	-66%
PERFORMANCE RELATED EARNINGS (PRE)	**(1,068)**	**622**	**N/A**	**5,932**	**2,145**	**-64%**
PRE Margin (%)	*63.7%*	*64.7%*		*65.1%*	*66.7%*	
(-) Unrealized performance fees	1,678	(952)	N/A	(6,999)	(2,451)	-65%
(+) Unrealized performance compensation	(609)	337	N/A	2,542	869	-66%
(+) Realized GP investment income	(9)	1,421	N/A	30	1,878	6160%
SEGMENT DISTRIBUTABLE EARNINGS	**24,291**	**27,405**	**13%**	**64,763**	**81,484**	**26%**
Segment DE Margin (%)	*55.9%*	*53.4%*		*53.7%*	*53.7%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**18,649**	**21,657**	**16%**	**18,649**	**21,657**	**16%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**16,542**	**19,680**	**19%**	**16,542**	**19,680**	**19%**
AVERAGE MANAGEMENT FEE RATE (%)	**1.03%**	**0.98%**		**0.94%**	**0.98%**	
FULL TIME EMPLOYEES	**43**	**50**	**16%**	**43**	**50**	**16%**

Private Markets' AUM



R$22 bn AUM
Infrastructure 11%
Credit 13%
Real Estate 25%
Private Equity 51%

28

We have an established and widely recognized liquid strategies platform LIQUID STRATEGIES R$13 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$9.5bn AUM (76%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$3.1bn AUM (24%) 29

Liquid Strategies

- Fee related earnings (FRE) of R$12.3 million in the quarter, up 60% year-over-year, driven by the end of the revenue sharing agreement with GAS Investimentos in 2021, which impacted positively our average management fee rate. FRE was R$35.3 million in the 3Q'21 YTD, an increase of 49% compared to the 3Q'20 YTD.
- Performance related earnings (PRE) of R$1.1 million in the quarter, down 41% year-over-year, due to local markets' depreciation and volatility in the quarter. PRE was R$4.9 million in the 3Q'21 YTD, an increase of 31% when compared to the 3Q'20 YTD.
- Segment Distributable Earnings of R$13.4 million in the quarter, up 40% year-over-year, driven by a robust growth in management fees.
- Total AUM of R$12.6 billion in the quarter, a decrease of 17% year-over-year, driven by local markets' depreciation in the quarter.

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	15,766	23,273	48%	46,072	66,276	44%
Net revenue from advisory fees	-	-	N/A	-	-	N/A
Total Fee Related Revenues	**15,766**	**23,273**	**48%**	**46,072**	**66,276**	**44%**
Segment personnel expenses	(604)	(1,431)	137%	(1,932)	(4,111)	113%
Other G&A expenses	(1,264)	(598)	-53%	(2,611)	(1,903)	-27%
Corporate center expenses	(2,992)	(3,085)	3%	(9,170)	(11,774)	28%
Bonus compensation related to management and advisory	(3,244)	(5,864)	81%	(8,691)	(13,176)	52%
Total Fee Related Expenses	**(8,104)**	**(10,978)**	**35%**	**(22,403)**	**(30,964)**	**38%**
FEE RELATED EARNINGS (FRE)	**7,662**	**12,295**	**60%**	**23,669**	**35,312**	**49%**
FRE Margin (%)	*48.6%*	*52.8%*		*51.4%*	*53.3%*	
Net revenue from performance fees	2,709	1,689	-38%	5,187	10,149	96%
Realized performance fees	2,709	1,689	-38%	7,083	10,149	43%
Unrealized performance fees	-	-	N/A	(1,896)	-	N/A
Performance based compensation	(804)	(569)	-29%	(1,475)	(5,287)	258%
PERFORMANCE RELATED EARNINGS (PRE)	**1,905**	**1,120**	**-41%**	**3,712**	**4,862**	**31%**
PRE Margin (%)	*70.3%*	*66.3%*		*71.6%*	*47.9%*	
(-) Unrealized performance fees	-	-	N/A	1,896	-	N/A
(+) Unrealized performance compensation	-	-	N/A	(689)	-	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**9,567**	**13,415**	**40%**	**28,588**	**40,174**	**41%**
Segment DE Margin (%)	*51.8%*	*53.7%*		*53.8%*	*52.6%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	**15,138**	**12,600**	**-17%**	**15,138**	**12,600**	**-17%**
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	**15,004**	**12,466**	**-17%**	**15,004**	**12,466**	**-17%**
AVERAGE MANAGEMENT FEE RATE (%)	**0.50%**	**0.76%**		**0.53%**	**0.72%**	
FULL TIME EMPLOYEES	**17**	**24**	**41%**	**17**	**24**	**41%**



Liquid Strategies' AUM
Hedge Funds 24%
R$13 bn AUM
Public Equities 76%

30

We are market leaders in providing investment solutions to our clients In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations, pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$15.3bn AUM (64%) International – R$3.0bn AUM (13%) INVESTMENT PRODUCTS & SOLUTIONS R$24 BILLION AUM Commingled Funds – R$3.3bn AUM (14%) Pension Plans – R$2.1bn AUM (9%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds. 31

Investment Products & Solutions

- Fee related earnings (FRE) of R$9.6 million in the quarter, up 75% year-over-year, driven by the growth in management fees following notable fundraising over the last twelve months. FRE was R$29.1 million in the 3Q'21 YTD, an increase of 108% when compared to the 3Q'20 YTD.
- Performance related earnings (PRE) of R$2.1 million, up 346% year-over-year, primarily due to the realization of performance fees coming from international mandates. PRE in the 3Q'21 YTD was R$14.3 million, an increase of 633% when compared to the 3Q'20 YTD.
- Segment Distributable Earnings in 3Q'21 of R$17.1 million in the quarter, up 186% year-over-year, following the growth in management and performance revenues. Segment DE was R$43.4 million in the 3Q'21 YTD, an increase of 171% when compared to the 3Q'20 YTD.
- Total AUM of R$23.7 billion, up 59% year-over-year, driven by strong net inflows in our separate local and international mandates.

(R$ thousands, unless mentioned)	3Q'20	3Q'21	Δ (%)	3Q'20 YTD	3Q'21 YTD	Δ (%)
Net revenue from management fees	12,422	20,525	65%	31,627	58,154	84%
Net revenue from advisory fees	25	8	-68%	96	47	-51%
Total Fee Related Revenues	**12,447**	**20,533**	**65%**	**31,724**	**58,201**	**83%**
Segment personnel expenses	(863)	(1,032)	20%	(2,323)	(3,011)	30%
Other G&A expenses	(299)	(491)	64%	(1,078)	(1,300)	21%
Corporate center expenses	(2,362)	(3,993)	69%	(6,206)	(11,775)	90%
Bonus compensation related to management and advisory	(3,409)	(5,377)	58%	(8,105)	(12,972)	60%
Total Fee Related Expenses	**(6,934)**	**(10,893)**	**57%**	**(17,712)**	**(29,059)**	**64%**
FEE RELATED EARNINGS (FRE)	**5,513**	**9,640**	**75%**	**14,012**	**29,142**	**108%**
FRE Margin (%)	*44.3%*	*47.0%*		*44.2%*	*50.1%*	
Net revenue from performance fees	659	2,959	349%	2,958	20,822	604%
Realized performance fees	659	10,947	1,560%	3,015	20,822	591%
Unrealized performance fees	-	(7,988)	N/A	(57)	-	N/A
Performance based compensation	(196)	(889)	354%	(1,011)	(6,549)	548%
PERFORMANCE RELATED EARNINGS (PRE)	**464**	**2,070**	**346%**	**1,947**	**14,273**	**633%**
PRE Margin (%)	*70.3%*	*69.9%*		*65.8%*	*68.5%*	
(-) Unrealized performance fees	-	7,988	N/A	57	-	N/A
(+) Unrealized performance compensation	-	(2,596)	N/A	(21)	3	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**5,977**	**17,102**	**186%**	**15,995**	**43,418**	**171%**
Segment DE Margin (%)	*45.6%*	*54.3%*		*46.0%*	*54.9%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	14,892	23,695	59%	14,892	23,695	59%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,426	23,540	63%	14,426	23,540	63%
AVERAGE MANAGEMENT FEE RATE (%)	0.42%	0.39%		0.38%	0.39%	
FULL TIME EMPLOYEES	12	16	33%	12	16	33%



IP&S' AUM
Pension Plans
9%
International
13%
Commingled
Funds
14%
Separate
Mandates
64%
R$24 bn
AUM

32

We have a leading financial advisory business About our Financial Advisory team Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market FINANCIAL ADVISORY The Financial Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges, private placements, fundraising, capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO, block trades, debt restructuring and market/investor communication . Sale to Grupo Rede D’or June - 2019 Healthcare Sale to Grupo ISEC Brasil July - 2019 Financial Services Capitalization of Matera by Kinea February - 2020 Core banking solutions IPO Jan - 2021 Capitalization of Espaçolaser by L Catterton Dec - 2016 Beauty & Aesthetic IPO of CVC December - 2013 Tourism Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil, having being recognized in several awards for M&A transactions, such as : The M&A Atlas Awards : - Best Independent Advisors for M&A - 2022 - Best Investment Bank (Brazil, “Middle Market”) – 2020 & 2019 - Transaction of the Year (Brazil) – 2020 & 2019 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2017 - 2019 / 2020 / YTD 2021 ) Sale to Apex Group June - 2021 Financial Services 33

Financial Advisory ▪ Fee related earnings (FRE) of R$15.2 million in the quarter, up R$16.5 million year - over - year. FRE was R$25.0 million in the 3Q ' 21 YTD, an increase of 95% when compared to the 3Q'20 YTD, a consequence of the stronger deal activity in 2021. ▪ Segment Distributable Earnings in the 3Q'21 YTD were R$25.0 million, an increase of 95% year - over - year when compared to the 3Q’2 0 YTD. (R$ thousands, unless mentioned) 3Q'20 3Q'21 ∆ (%) 3Q’20 YTD 3Q’21 YTD ∆ (%) Net revenue from management fees 0 0 N/A 0 0 N/A Net revenue from advisory fees 210 24,332 11,487% 21,774 42,591 96% Total Fee Related Revenues 210 24,332 11,487% 21,774 42,591 96% Segment personnel expenses (221) (398) 80% (636) (1,204) 89% Other G&A expenses (49) (403) 725% (174) (710) 307% Corporate center expenses (716) (3,630) 407% (2,046) (5,569) 172% Bonus compensation related to management and advisory (505) (4,701) 830% (6,064) (10,102) 67% Total Fee Related Expenses (1,491) (9,132) 512% (8,921) (17,585) 97% FEE RELATED EARNINGS (FRE) (1,281) 15,200 N/A 12,853 25,006 95% FRE Margin (%) N/A 62.5% 59.0% 58.7% SEGMENT DISTRIBUTABLE EARNINGS (1,281) 15,200 N/A 12,853 25,006 95% Segment DE Margin (%) N/A 62.5% 59.0% 58.7% 34

Appendix – II Financial statements

How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues 36

Segment Earnings (Unaudited)

	Quarterly							Year-to-date	
(R$ thousands, unless mentioned)	1Q'20	2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	YTD 3Q'20	YTD 3Q'21
Net revenue from management fees	62,898	60,826	71,517	76,025	81,843	94,778	92,855	195,241	269,476
Net revenue from advisory fees	15,972	6,479	330	6,061	15,066	6,378	25,163	22,781	46,607
Total Fee Related Revenues	**78,870**	**67,305**	**71,847**	**82,086**	**96,909**	**101,156**	**118,018**	**218,022**	**316,083**
Personnel expenses	(3,240)	(3,600)	(3,456)	(4,232)	(5,097)	(5,528)	(5,600)	(10,296)	(16,225)
Other G&A expenses	(2,098)	(4,436)	(2,152)	(5,545)	(3,574)	(4,058)	(5,163)	(8,686)	(12,795)
Corporate center expenses	(13,974)	(12,632)	(14,312)	(17,372)	(19,512)	(19,296)	(18,149)	(40,918)	(56,957)
Bonus compensation related to management and advisory[1]	(14,990)	(13,607)	(15,740)	(17,294)	(18,526)	(17,082)	(25,994)	(44,337)	(61,602)
Total Fee Related Expenses	**(34,302)**	**(34,275)**	**(35,659)**	**(44,442)**	**(46,710)**	**(45,964)**	**(54,906)**	**(104,236)**	**(147,580)**
FEE RELATED EARNINGS (FRE)	**44,568**	**33,030**	**36,188**	**37,644**	**50,199**	**55,192**	**63,112**	**113,786**	**168,503**
FRE Margin (%)	*56.5%*	*49.1%*	*50.4%*	*45.9%*	*51.8%*	*54.6%*	*53.5%*	*52.2%*	*53.3%*
FRE per share[2] (R$/share)	*0.78*	*0.58*	*0.64*	*0.66*	*0.88*	*0.97*	*1.12*	*2.00*	*2.97*
Net revenue from performance fees	(3,976)	19,537	1,697	22,526	9,951	18,624	5,610	17,258	34,185
Performance based compensation[3]	1,442	(6,712)	(391)	(7,536)	(3,292)	(7,817)	(1,798)	(5,661)	(12,907)
PERFORMANCE RELATED EARNINGS (PRE)	**(2,534)**	**12,825**	**1,306**	**14,990**	**6,659**	**10,807**	**3,812**	**11,597**	**21,278**
PRE Margin (%)	*63.7%*	*65.6%*	*77.0%*	*66.5%*	*66.9%*	*58.0%*	*68.0%*	*67.2%*	*62.2%*
(-) Unrealized performance fees	5,070	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	(5,046)	(2,451)
(+) Unrealized performance compensation	(1,842)	4,284	(609)	2,134	150	2,980	(2,258)	1,833	872
(+) Realized GP investment income	38	1	(9)	36	112	345	1,421	30	1,878
SEGMENT DISTRIBUTABLE EARNINGS	**45,300**	**38,346**	**38,554**	**49,932**	**56,699**	**60,259**	**73,123**	**122,200**	**190,081**
Segment DE Margin (%)	*56.9%*	*51.1%*	*51.3%*	*50.0%*	*57.5%*	*54.3%*	*55.4%*	*53.1%*	*54.4%*
(+) Depreciation and amortization[4]	-	-	-	1,093	939	926	925	-	2,790
(+) Realized financial income	1,036	933	49	539	4,644	14,239	315	2,018	19,198
(-) Leasing expenses	(3,065)	(3,047)	(3,004)	(3,093)	(3,157)	(3,106)	(3,065)	(9,116)	(9,328)
(-) Other items	396	207	(62)	(211)	886	(2,120)	775	541	(459)
(-) Income taxes (excluding related to unrealized fees and income)	(10,278)	(9,016)	(9,533)	(11,364)	(12,815)	(15,417)	(10,330)	(28,827)	(38,562)
DISTRIBUTABLE EARNINGS (DE)	**33,389**	**27,423**	**26,004**	**36,896**	**47,195**	**54,781**	**61,743**	**86,816**	**163,719**
DE Margin (%)	*41.2%*	*36.1%*	*34.6%*	*36.8%*	*42.4%*	*43.7%*	*46.6%*	*37.4%*	*44.4%*
DE per share (R$/share)[5]	*0.59*	*0.48*	*0.46*	*0.65*	*0.83*	*0.97*	*1.09*	*1.53*	*2.89*

For comparison purposes only, FRE and DE per share indicated for 2020 quarters and 3Q'20 YTD are calculated considering Vinci Partners' post-IPO share count of 56,913,588

See notes and definitions at end of document

37

VINCI partners

Financials - Income Statement (Unaudited)

(R$ thousands, unless mentioned)	Quarterly							Year-to-date	
	1Q'20	2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	YTD 3Q'20	YTD 3Q'21
REVENUES									
Net revenue from management fees	62,898	60,826	71,517	76,025	81,843	94,778	92,855	195,241	269,476
Net revenue from performance fees	(3,976)	19,537	1,697	22,526	9,951	18,624	5,610	17,258	34,185
Realized performance fees	*1,094*	*7,743*	*3,375*	*17,654*	*9,529*	*9,559*	*12,646*	*12,212*	*31,734*
Unrealized performance fees	*(5,070)*	*11,794*	*(1,678)*	*4,872*	*422*	*9,065*	*(7,036)*	*5,046*	*2,451*
Net revenue from advisory	15,972	6,479	330	6,061	15,066	6,378	25,163	22,781	46,607
Total net revenues from services rendered	**74,894**	**86,842**	**73,544**	**104,612**	**106,860**	**119,780**	**123,628**	**235,280**	**350,268**
EXPENSES									
Bonus related to management and advisory[1]	(14,990)	(13,607)	(15,740)	(17,294)	(18,526)	(17,082)	(25,994)	(44,337)	(61,602)
Performance based compensation[2]	1,442	(6,712)	(391)	(7,536)	(3,292)	(7,817)	(1,798)	(5,661)	(12,907)
Realized	*(400)*	*(2,428)*	*(1,000)*	*(5,402)*	*(3,142)*	*(4,837)*	*(4,056)*	*(3,828)*	*(12,035)*
Unrealized	*1,842*	*(4,284)*	*609*	*(2,134)*	*(150)*	*(2,980)*	*2,258*	*(1,833)*	*(872)*
Total compensation and benefits	**(13,548)**	**(20,319)**	**(16,131)**	**(24,830)**	**(21,818)**	**(24,899)**	**(27,792)**	**(49,998)**	**(74,509)**
Personnel expenses	(3,240)	(3,600)	(3,456)	(4,232)	(5,097)	(5,528)	(5,600)	(10,296)	(16,225)
Other general and administrative expenses	(2,098)	(4,436)	(2,152)	(5,545)	(3,574)	(4,058)	(5,163)	(8,686)	(12,795)
Corporate center expenses	(13,974)	(12,632)	(14,312)	(17,372)	(19,512)	(19,296)	(18,149)	(40,918)	(56,957)
Total expenses	**(32,860)**	**(40,987)**	**(36,050)**	**(51,978)**	**(50,002)**	**(53,781)**	**(56,704)**	**(109,897)**	**(160,487)**
Operating profit	**42,034**	**45,855**	**37,494**	**52,634**	**56,858**	**65,999**	**66,924**	**125,383**	**189,781**
OTHER ITEMS									
GP Investment income	825	1,591	470	3,368	1,161	(5,206)	(290)	2,886	(4,335)
Realized gain from GP investment income	*38*	*1*	*(9)*	*36*	*112*	*345*	*1,421*	*30*	*1,878*
Unrealized gain from GP investment income	*787*	*1,590*	*479*	*3,332*	*1,049*	*(5,551)*	*(1,711)*	*2,856*	*(6,213)*
Financial income	64	1,386	491	637	4,497	14,152	(326)	1,941	18,323
Realized gain from financial income	*1,036*	*933*	*49*	*539*	*4,644*	*14,239*	*315*	*2,018*	*19,198*
Unrealized gain from financial income	*(972)*	*453*	*442*	*98*	*(147)*	*(87)*	*(641)*	*(77)*	*(875)*
Leasing expenses	(3,065)	(3,047)	(3,004)	(3,093)	(3,157)	(3,106)	(3,065)	(9,116)	(9,328)
Other items	396	207	(62)	(211)	886	(2,120)	775	541	(459)
Stock compensation plan	0	0	0	0	0	(1,642)	(1,014)	0	(2,656)
Total Other Items	**(1,780)**	**137**	**(2,105)**	**701**	**3,387**	**2,078**	**(3,920)**	**(3,748)**	**1,545**
Profit before income taxes[3]	**40,254**	**45,992**	**35,389**	**53,335**	**60,245**	**68,077**	**63,004**	**121,635**	**191,326**
(-) Income taxes[4]	(9,630)	(11,071)	(9,653)	(13,092)	(13,232)	(14,671)	(11,401)	(30,354)	(39,304)
NET INCOME	**30,624**	**34,921**	**25,736**	**40,243**	**47,013**	**53,406**	**51,603**	**91,281**	**152,022**

See notes and definitions at end of document

38

VINCI partners

Financials - Non-GAAP Reconciliation

	Quarterly							Year-to-date	
(R$ thousands, unless mentioned)	1Q'20	2Q'20	3Q'20	4Q'20	1Q'21	2Q'21	3Q'21	YTD 3Q'20	YTD 3Q'21
OPERATING PROFIT	42,034	45,855	37,494	52,634	56,858	65,999	66,924	125,383	189,781
(-) Net revenue from realized performance fees	(1,094)	(7,743)	(3,375)	(17,654)	(9,529)	(9,559)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	5,070	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to performance fees[1]	(1,442)	6,712	391	7,536	3,292	7,817	1,798	5,661	12,907
FEE RELATED EARNINGS (FRE)	44,568	33,030	36,188	37,644	50,199	55,192	63,112	113,786	168,503
OPERATING PROFIT	42,034	45,855	37,494	52,634	56,858	65,999	66,924	125,383	189,781
(-) Net revenue from management fees	(62,898)	(60,826)	(71,517)	(76,025)	(81,843)	(94,778)	(92,855)	(195,241)	(269,476)
(-) Net revenue from advisory	(15,972)	(6,479)	(330)	(6,061)	(15,066)	(6,378)	(25,163)	(22,781)	(46,607)
(+) Bonus related to management and advisory[2]	14,990	13,607	15,740	17,294	18,526	17,082	25,994	44,337	61,602
(+) Personnel expenses	3,240	3,600	3,456	4,232	5,097	5,528	5,600	10,296	16,225
(+) Other general and administrative expenses	2,098	4,436	2,152	5,545	3,574	4,058	5,163	8,686	12,795
(+) Corporate center expenses	13,974	12,632	14,312	17,372	19,512	19,296	18,149	40,918	56,957
PERFORMANCE RELATED EARNINGS (PRE)	(2,534)	12,825	1,306	14,990	6,659	10,807	3,812	11,597	21,278
OPERATING PROFIT	42,034	45,855	37,494	52,634	56,858	65,999	66,924	125,383	189,781
(-) Net revenue from unrealized performance fees	5,070	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	(5,046)	(2,451)
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	4,284	(609)	2,134	150	2,980	(2,258)	1,833	872
(+) Realized gain from GP investment income	38	1	(9)	36	112	345	1,421	30	1,878
SEGMENT DISTRIBUTABLE EARNINGS	45,300	38,346	38,554	49,932	56,699	60,259	73,123	122,200	190,081
NET INCOME	30,624	34,921	25,736	40,243	47,013	53,406	51,603	91,281	152,022
(-) Net revenue from unrealized performance fees	5,070	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	(5,046)	(2,451)
(+) Income tax from unrealized performance fees	(585)	1,360	(193)	562	49	124	110	582	283
(+) Compensation allocated in relation to unrealized performance fees	(1,842)	4,284	(609)	2,134	150	2,980	(2,258)	1,833	872
(-) Unrealized gain from GP investment income	(787)	(1,590)	(479)	(3,332)	(1,049)	5,551	1,711	(2,856)	6,213
(+) Income tax on unrealized gain from GP investment income	268	541	163	1,133	416	(838)	1,179	971	757
(-) Unrealized gain from financial income	972	(453)	(442)	(98)	147	87	641	77	875
(+) Income tax on unrealized gain from financial income	(330)	154	150	33	(48)	(32)	(218)	(26)	(298)
(+) Depreciation and amortization[3]	-	-	-	1,093	939	926	925	-	2,790
(+) Stock compensation plan	-	-	-	-	-	1,642	1,014	-	2,656
DISTRIBUTABLE EARNINGS	33,389	27,422	26,004	36,896	47,195	54,781	61,743	86,816	163,719
TOTAL NET REVENUE FROM SERVICES RENDERED	74,894	86,842	73,544	104,612	106,860	119,780	123,628	235,280	350,268
(-) Net revenue from realized performance fees	(1,094)	(7,743)	(3,375)	(17,654)	(9,529)	(9,559)	(12,646)	(12,212)	(31,734)
(-) Net revenue from unrealized performance fees	5,070	(11,794)	1,678	(4,872)	(422)	(9,065)	7,036	(5,046)	(2,451)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	78,870	67,305	71,847	82,086	96,909	101,156	118,018	218,022	316,083

See notes and definitions at end of document

39

VINCI partners

Effective tax rate reconciliation (R$ thousands, unless mentioned) 3Q'20 3Q'21 Profit (loss) before income taxes, including Dividends to partners 35,389 63,004 (+) Dividends to Partners, related to management, advisory and performance fees 7,301 - Profit (loss) before income taxes, not - including Dividends to partners 42,690 63,004 Combined statutory income taxes rate - % 34% 34% Income tax benefit (Expense) at statutory rates (14,515) (21,422) Reconciliation adjustments: Expenses not deductible 263 (6) Tax benefits - 333 Share based payments - (103) Effect of presumed profit of subsidiaries¹ 4,826 9,859 Other additions (exclusions), net (227) (62) Income taxes expenses (9,653) (11,401) Current (11,775) (13,619) Deferred 2,122 2,218 Effective tax rate 23% 18% See notes and definitions at end of document 40

General and Administrative Expenses 3 Q 2020 (R$mm) 3 Q 2021 (R$mm) 8.8 15.7 0.4 5.7 1.1 2.8 1.6 Lease and condominium Other Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A R$36.1 mm 11.1 26.0 1.8 6.6 0.9 3.3 2.2 2.9 1.9 Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses D&A Lease and condominium Branding project Public company new costs Other R$56.7 mm +57% 41

Balance Sheet Results Assets 12/31/2020 9/30/2021 Current assets Cash and cash equivalents 83,449 105,499 Cash and bank deposits 13,096 26,218 Financial instruments at fair value through profit or loss 70,353 79,281 Financial instruments at fair value through profit or loss 8,253 1,361,674 Trade receivables 47,978 47,165 Sub - leases receivable 2,963 801 Taxes recoverable 1,153 666 Other assets 12,383 10,810 Total current assets 156,179 1,526,615 Non - current assets Financial instruments at fair value through profit or loss 31,596 10,707 Trade receivables 27,545 30,143 Sub - leases receivable - - Taxes recoverable 134 79 Deferred taxes 4,568 4,401 Other receivables 1,540 2,825 65,383 48,155 Property and equipment 15,043 15,040 Right of use - Leases 90,478 84,534 Intangible assets 1,441 1,025 Total non - current assets 172,345 148,754 TOTAL 328,524 1,675,369 Liabilities and equity 12/31/2020 9/30/2021 Current liabilities Trade payables 1,039 459 Deferred Revenue - 18,512 Leases 19,828 20,552 Accounts payable 125,795 10,719 Labor and social security obligations 40,724 82,629 Taxes and contributions payable 22,878 22,069 Total current liabilities 210,264 154,940 Non - current liabilities Accounts payable 33 33 Leases 86,371 80,281 Deferred taxes 12,620 7,385 99,024 87,699 Equity Share capital 8,730 15 Additional paid - in capital - 1,382,038 Treasury shares - (25,802) Retained Earnings - 62,540 Other reserves 10,491 13,902 19,221 1,432,693 Non - controlling interests in the equity of subsidiaries 15 37 Total equity 19,236 1,432,730 Total liabilities and equity 328,524 1,675,369 42

Supplement Details

AUM and Fee-Earning AUM Rollforward

Assets Under Management (AUM) – R$ millions

For the Three Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,851	10,861	21,966	2,363	5,087	2,461	3,263	56,852
(+/-) Capital Subscription / (capital return)	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow / (outflow)	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)	112	(1,360)	(184)	(22)	(138)	36	(10)	(1,568)
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

For the Twelve Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	10,591	12,759	14,892	1,579	4,274	2,205	2,379	48,679
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,490	238	0	3,421
(+/-) Net Inflow / (outflow)	0	(4,983)	7,007	0	110	260	566	2,961
(+/-) Appreciation / (depreciation)	(487)	1,738	1,735	114	(463)	114	141	2,891
Ending Balance	10,962	9,514	23,695	2,466	5,411	2,818	3,086	57,952

Fee-Earning Assets Under Management (FEAUM) – R$ millions

For the Three Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	9,066	10,765	21,812	2,259	5,087	2,461	3,200	54,650
(+/-) Capital Subscription / (capital return)	(2)	0	61	126	355	98	0	638
(+/-) Net Inflow / (outflow)	0	13	1,853	0	107	223	(167)	2,029
(+/-) Appreciation / (depreciation)	25	(1,336)	(185)	(22)	(138)	36	(11)	(1,632)
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

For the Twelve Months Ended September 30, 2021

	Private Equity	Public Equities	IP&S	Infrastructure	Real Estate	Credit	Hedge Funds	Total
Beginning balance	8,568	12,686	14,426	1,495	4,274	2,205	2,318	45,972
(+/-) Capital Subscription / (capital return)	859	0	61	773	1,489	238	0	3,421
(+/-) Net Inflow / (outflow)	0	(4,978)	7,021	0	110	260	566	2,979
(+/-) Appreciation / (depreciation)	(338)	1,734	2,033	94	(463)	114	139	3,314
Ending Balance	9,089	9,443	23,540	2,363	5,411	2,818	3,023	55,686

44
VINCI partners

Investment records – IP&S, Liquid Strategies, Credit and Listed Funds

Fund	Segment	NAV[1] (R$ millions)	3Q21	YTD	12 M	24 M	Market Comparison	Index Rate
Vinci Multiestratégia FIM	Hedge Funds	928.7	0.8%	1.2%	1.9%	6.2%	CDI[4]	CDI[4]
Atlas Strategy[2]	Hedge Funds	635.7	-3.7%	-4.0%	-3.1%	7.5%	CDI[4]	CDI[4]
Vinci Total Return	Hedge Funds	221.0	-7.2%	15.9%	31.3%	-	IPCA[5] + Yield IMA-B[7]	IPCA[5] + Yield IMA-B[7]
Mosaico Strategy	Public Equities	1,627.6	-11.4%	-8.2%	11.2%	13.2%	IBOV[5]	IBOV[5]
Vinci Gas Dividendos FIA	Public Equities	619.1	-11.3%	-8.9%	13.7%	7.7%	IBOV[5]	IBOV[5]
Vinci Valorem FIM	IP&S	2,889.6	1.9%	3.3%	5.5%	13.2%	IMA-B 5[7]	IMA-B 5[7]
Equilibrio Strategy[3]	IP&S	2,070.7	1.4%	3.3%	6.5%	10.8%	IPCA[6]	-
Vinci Selection Equities FIA	IP&S	590.8	-11.4%	-5.6%	11.8%	15.2%	IBOV[5]	IBOV[5]
Vinci Crédito Imobiliário I	Credit	304.4	0.3%	1.1%	3.6%	12.3%	IPCA[6]	IPCA[6] +7.785%
Vinci Crédito Imobiliário II	Credit	380.1	-0.7%	-1.4%	4.9%	-	IPCA[6]	IPCA[6]+ 6%
Vinci Crédito Estruturado Multiestrategia Plus FIC FIM	Credit	71.3	2.0%	4.8%	5.9%	11.2%	CDI[4]	CDI[4]
Vinci Energia Sustentável	Credit	590.9	-0.3%	0.6%	8.5%	13.7%	IPCA[6]	IPCA[6] + 6%
VISC11	Real Estate (listed REIT)	1,455.9	-2.6%	-8.0%	-1.9%	-7.5%	IFIX[8]	IPCA[6] + 6%
VILG11	Real Estate (listed REIT)	1,574.3	-1.5%	-12.0%	-13.8%	8.9%	IFIX[8]	IPCA[6] + 6%
VINO11	Real Estate (listed REIT)	760.9	4.6%	2.7%	11.4%	-	IFIX[8]	IPCA[6] + 6%
VIFI11	Real Estate (listed REIT)	210.3	-8.7%	-16.0%	-15.2%	-	IFIX[8]	IFIX[8]
VIUR11	Real Estate (listed REIT)	225.0	-5.6%	-14.0%	-	-	IFIX[8]	IPCA[6] + 6%
VIGT11	Infrastructure (listed)	672.3	-1.0%	-15.1%	-18.5%	-	-	-

Benchmark	3Q21	YTD	12 M	24 M
IBOV[5]	-12.5%	-6.8%	17.3%	6.0%
CDI[4]	1.2%	2.5%	3.0%	6.7%
IMA-B 5[7]	1.2%	2.5%	5.9%	13.6%
IPCA[6] + Yield IMA-B[7]	3.2%	9.5%	13.2%	19.4%
IPCA[6]	3.1%	6.9%	10.2%	13.7%
IFIX[8]	-1.4%	-5.4%	-2.8%	1.2%

See notes and definitions at end of document

45

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments¹ Investment records – Closed End Private Markets funds Fund Segment Vintage year Committed Capital Invested Capital Realized or Unrealized Total Value Gross MOIC Gross MOIC Gross IRR Gross IRR Partially Realized (R$mm) (R$mm) (R$mm) (R$mm) (R$mm) (BRL) (USD) (BRL) (USD) Fund 1 Private Equity 2004 1,415 1,206 5,058 276.4 5,334 4.4x 4.1x 71.5% 77.2% VCP II Private Equity 2011 2,200 1,805 1,959 2,596 4,555 2.5x 1.3x 14.5% 3.5% VCP III Private Equity 2018 4,000 1,080 18.90 1,799 1,818 1.7x 1.5x 51.2% 36.1% VCP Strategy² Private Equity 7,615 4,091 7,035 4,672 11,707 2.9x 2.3x 64.9% 70.3% NE Empreendedor Private Equity 2003 36 13 26 0 26 2.1x 2.6x 22.0% 30.5% Nordeste III Private Equity 2017 240 134 65 132 197 1.5x 1.2x 21.3% 11.0% VIR IV Private Equity 2020 1,000 61 0 62 62 1.0x 1.1x 5.6% 24.2% VIR Strategy Private Equity 1,276 208 91 194 285 1.4x 1.4x 21.6% 28.4% FIP Transmissão Infrastructure 2017 211 104 117 261 377 3.6x 2.8x 78.5% 59.7% VIAS Infrastructure - 384 - - - - - - - - VFDL Real Estate 2021 381 - - - - - - - - See notes and definitions at end of document 46

Shareholder Dividends ▪ Vinci Partners’ generated R$1.09 or US$0.20¹ of Distributable Earnings per common share for the third quarter of 2021. ▪ The company declared a quarterly dividend of US$0.16² per common share to record holders as of December 01, 2021; payable on Dec ember 16 , 2021 . ($ in thousands) 1H21 3Q ' 21 Distributable Earnings (R$) 101,976 61,743 Distributable Earnings (US$)³ 19,397 11,377 DE per Common Share (US$)¹ 0.34 0.20 Actual Dividend per Common Share² 0.30 0.16 Record Date September 01, 2021 December 01, 2021 Payable Date September 16, 2021 December 16, 2021 See notes and definitions at end of document 47

Share Summary VINP Shares 4Q ' 20 (Pre IPO) 1Q ' 21 2Q ' 21 3Q ' 21 Class B 14,466,239 14,466,239 14,466,239 14,466,239 Class A – Partnership Units 27,175,861 27,175,861 27,175,861 27,175,861 Class A - Public Float N/A 15,271,488 15,094,833 14,921,318 Common Shares 41,642,100 56,913,588 56,736,933 56,563,418 ▪ Common Shares Outstanding as of quarter end of 56,563,418 shares. x Repurchased 173,515 common shares in the quarter, with an average share price of US$13.8. x Available authorization remaining was R$59.2 million at September 30, 2021. 48

GP Commitment in Private Market funds (R$ millions, unless mentioned) Segment 3Q ' 21 Total Capital 3Q ’ 21 Total Capital Capital Returned/ Accumulated Capital Fair value Fund Commitments Committed Capital Called Called Dividends Payed Returned/ of investments (3Q ' 21) Dividends Payed Nordeste III Private Equity 0.0 5.0 0.0 3.1 0.0 1.3 2.6 VCP III Private Equity 0.0 3.1 0.3 1.1 0.0 0.0 1.3 VIR IV Private Equity 0.0 11.1 0.0 1.3 0.0 0.0 1.2 FIP Infra Transmissão (co - investment)¹ Infrastructure 0.0 29.5 0.0 8.9 0.0 9.2 23.6 FIP Infra Transmissão¹ Infrastructure 0.0 10.5 0.0 3.4 0.0 3.3 6.8 VIAS Infrastructure 0.0 50.0 1.3 1.3 0.0 0.0 1.2 VFDL Real Estate 0.0 70.0 7.0 14.0 0.0 0.0 13.4 VIUR Real Estate 1.1 68.0 1.1 68.0 1.8 2.2 56.7 VCS Credit 30.0 50.0 30.0 50.0 0.0 0.0 51.5 VSP IP&S 5.0 5.0 0.0 0.0 0.0 0.0 0.0 Total 36.1 302.2 39.6 151.0 1.8 16.0 158.4 ▪ As of September 30, 2021, the company had R$302.2 million in capital commitments signed to proprietary Private Markets funds. ▪ Total GP Investments marked at fair value of R$158.4 million as of September 30,2021. 49 See notes and definitions at end of document

▪ Notes to page 4 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. (2) CAGR is calculated considering AUM without double counting. (3) Source Anbima. (4) As of YTD 2021 ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. ▪ Notes to page 9 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure. ▪ Notes to page 11 (1) Previously managed by Rio Bravo. (2) Fund commitment and related co - investments. ▪ Notes to page 12 (1) CVM (Comissão de Valores Mobiliários) is the Brazilian equivalent to the SEC. ▪ Notes to page 13 (1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global a sse t manager franchise, or a FoFs. (2) Other alternative local asset managers include Patria and Kinea. (3) Other independent asset managers include Gavea and SPX. (4) Hedge funds include JPG, Bahia, Verde and others. (5) Incumbent banks include Banco do Brasil, ITAU Unibanco, Bradesco, Santander, and Caixa. Notes and Definitions

Notes and Definitions (cont’d) ▪ Notes to page 15 (1) Annualized dividend yield is calculated considering the company ´ s stock price on November 17, 2021, of US$ 12 .40, and the annualized year - to - date dividend of US$0.46/share. ▪ Notes to page 17 (1) Public company new recurring costs include personnel expenses such as changes made in the company’s compensation structur e a fter the IPO, new hirings for our board of directors, support teams such as Investor Relations and Financial Reporting, and other expenses such as audit and Nasdaq fees. ▪ Notes to page 18 (1) International mandates have several different benchmarks across its vehicles. (2) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate. (3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hur dle rate also are under a high - water mark clause. (4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited pa rtn ers in order to charge performance fees. (5) IPCA is a broad consumer price index measured by the IBGE. (6) IMAB 5 is composed by government bonds indexed to IPCA ( inflation rate) plus a fixed interest rate, with up to 5 years in duration. (7) IBOV is the Brazilian stock market's most relevant index; (8) FTSE is London's stock market most relevant index. (9) IFIX is an index composed by listed REITs in the brazilian stock exchange. (10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period). (11) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. ▪ Notes to page 19 (1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets’ funds. (2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposit s, certificate of deposits and proprietary investments in Vinci Partners’ Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

Notes and Definitions (cont'd)

(3) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate.

(4) Back test result between January 2016 and March 2021. The result from the 2Q'21 onwards is the effective return of the cash allocation

- **Notes to page 22**

(1) Represents median of available research analysts' reports that use sum-of-the-parts as its valuation methodology (JP Morgan, Goldman Sachs and Itaú BBA).

(2) Represents median of available research analysts' reports (JP Morgan, Goldman Sachs, Itaú BBA, UBS BB and BTG Pactual).

- **Notes to page 23**

Estimates for peer group and Vinci Partners were sourced from Goldman Sachs Research reports as of November 17, 2021. Peer group is comprised of Blackstone, KKR, Carlyle, Ares, Stepstone and Pátria.

(1) Price to Distributable Earnings ratio (P/DE 2021) is calculated considering the company's stock price on November 17, 2021 and estimates for Distributable Earnings for the full year 2021.

(2) Represents the average percentage, from 2020 to 2022 estimates, of which Pre-tax Distributable Earnings is represented by Fee related Earnings.

(3) Implied Price to FRE is calculated as the company's stock price on November 17, 2021, less cash and balance sheet investments, less estimates for net present value of performance fees post-tax, divided by estimates for Fee related earnings for the full year 2021, post-tax.

- **Notes to page 24**

(1) Annualized dividend yield is calculated considering the company's year-to-date dividend of US$0.46/share, and VINP's stock price on November 17, 2021, of US$ 12.40/share.

(2) Implied price to FRE for Vinci Partners and peer group is calculated considering estimates from Goldman Sachs Research reports on November 17, 2021. Peer group is comprised of Blackstone, KKR, Carlyle, Ares, Stepstone and Pátria.

- **Notes to page 37**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

(3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to itsoriginal partners before the company turned public in 2021.

(4) Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods. Our Distributable Earnings for the quarter and nine months ended September 30, 2020, would have been R$27.1 million and R$90.4 million, respectively, if we did add back depreciation and amortization to our calculation of Distributable Earnings.

(5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Year to date values are calculated as the sum of the last three quarters.

VINCI partners

Notes and Definitions (cont’d) ▪ Notes to page 38 (1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distribut ed by the company to its original partners before the company turned public in 2021. (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 202 1 a re not included in actual taxable regime. ▪ Notes to page 39 (1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (3) Depreciation and amortization is a non - cash expense that is being added back for our calculation of Distributable Earnings f or the year ended December 31, 2020, and future periods. ▪ Notes to page 40 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may ca lculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. ▪ Notes to page 45 (1) NAV is the net asset value of each fund. For listed vehicles, the NAV represents the Market valuation of the fund. (2) Atlas strategy includes the funds Atlas FIC FIM and Atlas Institucional FIC FIM. (3) Equilibrio Strategy incudes the IP&S Family of pension plans. (4) CDI is an average of interbank overnight rates in Brazil(daily average for the period). (5) Brazil stock market most relevant index. (6) IPCA is a broad consumer price index measured by the IBGE.

Notes and Definitions (cont’d) (7) IMAB is composed by government bonds indexed to IPCA (inflation rate) plus a fixed interest rate. IMAB 5 also includes go ver nment bonds indexed to IPCA with up to 5 Years in duration. (8) IFIX is an index composed by listed REITs in the brazilian stock Market. ▪ Notes to page 46 (1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIP E investments, a strategy that will be discontinued in VCP III. Past performance of investments described herein is provided for illustrative purposes only and is not necessarily indicative of VCP II or VCP III’s future investment results. (2) Total commitments for VCP III include R$1.3 billion in co - investments. ▪ Notes to page 47 (1) US$ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5.4271, as of November 11, 202 1, when dividends were approved by our Board of Directors. (2) Per Share calculations are based on end of period Participating Common Shares. (3) Actual dividends per common share are calculated considering the share count as of the applicable record date. ▪ Notes to page 49 (1) The remaining capital committed in FIP Infra Transmissão and FIP Infra Transmissão co - investment will not be called by the f und, which is already in divestment period.

Notes and Definitions (cont'd)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory..
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

VINCI partners

Notes and Definitions (cont'd)

- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.
- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

VINCI partners

Notes and Definitions (cont’d) ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Notes and Definitions (cont’d) ▪ Vinci Multiestratégia : The fund seeks to achieve long - term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks. ▪ Vinci Atlas: The fund seeks to achieve long - term returns by investing across all strategies within fixed income, equities, curre ncy, derivatives, commodities and other investment funds with no obligation of any class concentration. ▪ Vinci Mosaico FIA: Public Equities’ long only flagship strategy. The strategy seeks to achieve long - term returns above Brazilian equities mar ket ( Ibovespa ) based on a fundamental analysis. ▪ Vinci Gas Dividendos : Public Equities’ dividends flagship strategy. The strategy seeks to achieve long - term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market. ▪ Vinci Total Return: The fund seeks to achieve medium and long - term returns by investing most of its capital in the Brazilian sto ck market, through bottom up and top - down strategies. ▪ Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives. ▪ Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long - term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation. ▪ Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Bra zilian public equities. ▪ Vinci Crédito Imobiliário I: The fund seeks to achieve long - term returns by investing in real estate mortgage - backed credit security bonds. ▪ Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds. ▪ VISC11: Shopping malls listed REIT, focused on acquiring income - generating shopping malls in Brazil. ▪ VILG11: Industrial listed REIT focused on acquiring mature income - generating industrial properties in Brazil. ▪ VINO11: Listed REIT focused on acquiring mature income - generating boutique office real estate assets in Brazil. ▪ VIF11: Listed REIT that invests in other listed REITs and real estate mortgage - backed credit security bonds. ▪ VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban comm erc ial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.